FORM 18-KA
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4 to
ANNUAL REPORT

of

PROVINCE OF NEW BRUNSWICK
CANADA
(Name of Registrant)

Date of end of last fiscal year: March 31, 2011
SECURITIES REGISTERED *
(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered

N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

DANIÈLE AYOTTE
Canadian Consulate General
1251 Avenue of the Americas
New York, NY  10020

Copies to:

JASON R. LEHNER	LEONARD LEE-WHITE
Shearman & Sterling LLP	Assistant Deputy Minister
Commerce Court West	Treasury Division
199 Bay Street, Suite 4405	Province of New Brunswick
Toronto, ON Canada M5L1E8	P.O. Box 6000
Fredericton, NB Canada E3B5H1

   *  The Registrant is filing this amendment to its annual report on a voluntary basis.

PROVINCE OF NEW BRUNSWICK

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2011 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit 99.9	The Audited Financial Statements referred to as Public Accounts Volume 1 of the Province of New Brunswick for the period ended March 31, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 13th day of September 2012.

PROVINCE OF NEW BRUNSWICK

By	/s/Leonard Lee-White
Name:	Leonard Lee-White
Title:	Assistant Deputy Minister

EXHIBIT INDEX

Exhibit 99.9	The Audited Financial Statements referred to as Public Accounts Volume 1 of the Province of New Brunswick for the period ended March 31, 2012.